Exhibit 99.6

InterCure Reports Record Breaking Second Quarter Financial Results

Record revenue of over $37 millioni in the second quarter of 2022

Representing an annual run rate of $150 million

Adjusted EBITDAii for Q2 increased 90% YoY to $9 million

Net income of $6 million for the Q2 of 2022 compared to $2 million in Q2 of 2021

Tenth consecutive quarter of profitable growth

Eighth consecutive quarter of positive cash flow from operations

$96 million cash on hand

Revenue growth expected to continue in the third quarter and throughout 2022

NEW YORK, TORONTO, and HERZLIYA, Israel – August 15, 2022 – InterCure Ltd. (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) (“InterCure” or the “Company”) is pleased to announce its financial results for the second quarter of 2022 and is pleased to provide shareholders with a business update. All amounts are expressed in Canadian dollars ($)iii or New Israeli Shekels (NIS), unless otherwise noted.

Second Quarter 2022 and Recent Financial & Operating Highlights

●	Record revenue of approximately $37 million (NIS 95 million), more than double the revenues of the second quarter of 2021 and representing sequential growth of over 9%.
●	Tenth consecutive quarter of high growth representing an annualized run rate of $150 million (NIS 381 million).
●	Adjusted EBITDA increased 90% year-over-year to $9 million, representing 23% of revenues and 4% sequential growth.
●	Gross profitiv increased over 115% year-over-year and 16% sequentially to over $16 million.
●	Net income of $6 million in the second quarter, representing over 160% growth year-over-year.
●	Eighth consecutive quarter of positive cash flow from operations, exited the quarter with $96 million in cash.
●	Company expects continued increases in revenues during the third quarter of 2022 and throughout the year.
●	Continued market share growth during the quarter due to solid demand for Canndoc’s branded products and expansion of the Company’s medical cannabis dispensing operations.

i All amounts are expressed in Canadian dollars ($)

ii EBITDA adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest and other expenses (or income). This is a non-IFRS financial measure and does not have a standardized meaning prescribed by IFRS, please see “Non-IFRS Measures” below

iii CAD conversation rate from NIS as of 08.12.2022

iv Gross profit before effect of fair value

●	Successful opening of the first flagship Cookies retail location in Austria, located in the center of Vienna.
●	Continued expansion of the Company’s medical cannabis dedicated pharmacy chain with the grand opening of InterCure’s flagship Cookies branded pharmacy in Be’er Sheva, the largest city in Israel’s southern region. Additionally, the Company added a new pharmacy located in the northern city of Nahariya.
●	During the quarter, the Company’s leading medical cannabis dedicated pharmacy chain included 24 retail locations across Israel, of which 16 were actively dispensing medical cannabis.
●	During the quarter, the Company scaled up its cultivation and production facilities by enlarging the Southern facility’s post-harvest, nursery and grow houses further solidifying it as the largest and most advanced facility of its kind in the region.
●	The cultivation operation successfully added and produced 12 new highly demanded strains into its growth cycles. Including high THC Cookies cultivars. Post quarter, the Company successfully launched four new premium branded products, cultivated at the Southern Facility.

First Half 2022 Financial Highlights

●	Record revenue of approximately $72 million (NIS 182 million), more than 130% than the revenues of the first half of 2021.
●	Gross profit increased over 120% year-over-year to over $30 million (NIS 77 million).
●	Adjusted EBITDA for H1 2022 increased 100% year-over-year to $17 million (NIS 43 million).
●	Record profits before taxes for the first half of almost $16 million (over NIS 41 million) representing 188% growth year-over-year.

InterCure’s Chief Executive Officer, Alexander Rabinovitch, commented, “We are proud to deliver our tenth consecutive quarter of profitable growth, solidifying our operational excellency and leading position. We remain focused on developing and launching the highest quality pharmaceutical grade medical cannabis products as our target markets are evolving at a rapid pace. During the second quarter we have successfully ramped up our upstream and downstream operations and executed our global expansion to meet the solid demand for our high-quality branded products. We expect this growth to continue, while we remain focused and committed to expand our unique platform, building shareholder value and improving quality of life for patient communities.”

InterCure’s Chief Financial Officer, Amos Cohen, commented, “Our teams delivered another strong quarter across all sectors, focusing on execution of our profitable growth strategy and fiscal discipline. With a strong balance sheet and over $96 million cash on hand, we are well positioned ahead of the consolidation process.”

Rapid Revenue and EBITDA Growth

By half year

Revenue growth
~X12
1H20-1H22
$6
$20
$31
$56
$72
H1-20
H2-20
H1-21
H2-21
H1-22

EBITDA growth
~X17
1H20-1H22
$6
$9
$14
$17
H1-20
H2-20
H1-21
H2-21
H1-22

Key Q1 2022 Financial Highlights – Cannabis Sector

(In thousands $)

First Half	H1-21	H1-22
Revenues	30,783	71,768	133%
Gross Profit	13,643	30,436	123%
Adjusted EBITDA	8,559	17,071	99%

Second Quarter	Q2-21	Q2-22
Revenues	17,786	37,466	119%
Gross Profit	7,577	16,336	116%
Adjusted EBITDA	4,601	8,696	89%

	Q2-20	Q3-20	Q4-20	Q1-21	Q2-21	Q3-21	Q4-21	Q1-22	Q2-22
Revenues	4,398	8,847	10,654	12,997	17,786	24,261	31,341	34,302	37,466
Gross Profit	1,893	4,229	5,230	6,066	7,576	9,706	14,398	14,100	16,336
GP Margin	43%	48%	49%	47%	43%	40%	46%	41%	44%
Adjusted EBITDA	619	2,739	3,409	3,958	4,601	5,521	8,294	8,375	8,696
Adjusted EBITDA Margin	14%	31%	32%	30%	26%	23%	26%	24%	23%

Conference Call

InterCure executives will host a live conference call and audio webcast to discuss these results on Tuesday, August 16, 2022, at 8:30 am Eastern Time, details of which are provided below.

To access the conference call, participants can register through the following URL: https://register.vevent.com/register/BI5e6af40482ac4b7bb3024b6aad2c8185.

Once registered participants will receive dials and a unique pin which will allow them to access the call.

A replay of the conference call will be available through the following Webcast link: https://edge.media-server.com/mmc/p/gm9sadgn, or through the ‘Events and Presentations’ section of the InterCure website at http://www.intercure.co.

Consolidated Financial Statements and Management’s Discussion and Analysis

The publication of InterCure’s financial statements and accompanying notes for the quarter ended June 30, 2022 and related management’s discussion and analysis of financial condition and results of operations (“MD&A”) and analysis of financial condition and results of operations (“MD&A”) are available under the Company’s profile on SEDAR.

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) is the leading, profitable, and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its international market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: http://www.intercure.co.

Non-IFRS Measures

This press release makes reference to certain non-IFRS financial measures. Adjusted EBITDA, as defined by InterCure, means earnings before interest, income taxes, depreciation, and amortization, adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest and other expenses (or income). This measure is not a recognized measure under IFRS, does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. InterCure’s method of calculating this measure may differ from methods used by other entities and accordingly, this measure may not be comparable to similarly titled measured used by other entities or in other jurisdictions. InterCure uses this measure because it believes it provides useful information to both management and investors with respect to the operating and financial performance of the company. A reconciliation of Adjusted EBITDA to an IFRS measure (revenue) is provided below:

Adjusted EBITDA Reconciliation (consolidated base in thousands $)	PERIOD
	Q2-21	Q2-22
Comprehensive income	2,335	6,085
Interest / Financing cost	158	(1,292)
Tax expenses (income)	998	2,256
Depreciation and amortization	493	895
EBITDA	3,984	7,944
Share-based payment expenses	713	625
Other expenses (income), net	(114)	365
Impairment losses and (gains) on financial assets through	(64)	29
Decrease (increase) Fair value adjustment to inventory	(267)	(819)
Adjusted EBITDA	4,252	8,144

Forward-Looking Statements

This press release may contain forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to InterCure’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that InterCure intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes”, “hopes”, “may”, “anticipates”, “should”, “intends”, “plans”, “will”, “expects”, “estimates”, “projects”, “positioned”, “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s future revenue growth and profitability, the expected operations, financial results business strategy, competitive strengths, expansion strategy to major markets worldwide, the legalization of CBD in Israel and its impacts on the Company, the impact of the COVID-19 pandemic and the war in Ukraine. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the Israeli, U.S. and Canadian regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, reliance on the expertise and judgment of senior management, as well as the factors discussed under the heading “Risk Factors” in the Company Annual Information Form dated April 5, 2022 which is available on SEDAR at www.sedar.com, and under the heading “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form 20-F, filed with the Securities Exchange Commission on April 28, 2022. InterCure undertakes no obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

Amos@intercure.co